Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545

James J. Masetti

tel 650.233.4754

jim.masetti@pillsburylaw.com

May 17, 2011

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549

Attention:	Larry Spirgel
Assistant Director

Re:	Envivio, Inc.

Registration Statement on Form S-1 – Amendment No. 1

File No. 333-173529

Dear Mr. Spirgel:

Envivio, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated May 11, 2011. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

In addition, we are concurrently sending to the Staff three copies of Amendment No. 1 (“Amendment No. 1”) to the registration statement on Form S-1 (the “Registration Statement”) as filed with the Commission and three marked copies of Amendment No. 1 against the Registration Statement as initially filed with the Commission on April 15, 2011, along with the supplemental materials noted below. If the Staff would like additional hard copies, please so advise and we would be happy to provide additional copies. All page number references contained in the Registrant’s responses below correspond to the page numbers in Amendment No. 1.

May 17, 2011

General

1.	We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response: The Registrant respectfully notes the Staff’s comment and intends to include any missing information when available.

2.	As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

Response: The Registrant respectfully notes the Staff’s comment and intends to provide the requested information when available.

3.	Please provide us with copies of the artwork, if any, you intend to include on the inside front and/or inside back cover pages of the prospectus. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish comment on your artwork prior to circulating preliminary prospectuses. See Item VII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline.”

Response: The Registrant has included a copy of the artwork it proposes to include in the prospectus.

4.	We note that you cite to industry research for information and statistics regarding economic trends and industry data. Please provide us with marked copies of any materials that support these and other third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party. We note, by way of example only, the various industry and market reports cited on pages 57 and 58.

May 17, 2011

Response: The Registrant has supplementally provided marked copies of the materials that support the economic trends and industry data cited by the Registrant in the Registration Statement, marked to highlight the underlying factual support within each report. The Registrant confirms to the Staff that each report is publicly available and that no report has been prepared specifically for this Registration Statement.

5.	We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Response: The Registrant has filed additional exhibits with Amendment No. 1, including the form of underwriting agreement. The Registrant has also supplementally provided to the Staff the proposed form of legal opinion to be filed as Exhibit 5.1 to the Registration Statement. As noted in the Exhibit Index to Amendment No. 1, the Registrant intends to file additional exhibits in subsequent amendments to the Registration Statement.

Prospectus Summary, page 1

6.	Please provide supplemental, qualitative or quantitative support for your assertion here, and elsewhere in your prospectus, that you are a “leading provider” of IP video processing and distribution solutions that enable the delivery of high-quality video to consumers.

Response: The Registrant’s claim that it is a leading provider of IP video processing and distribution solutions that enable the delivery of high-quality video to consumers is based on the following objective support: (i) industry awards and recognition; (ii) its pioneering work in the development and enhancement of the MPEG-4 industry standard; (iii) third-party industry ranking data; and (iv) customer feedback relating to the Registrant’s solution that addresses the rapidly emerging demand for multi-screen encoding.

Industry Awards and Recognition

The Registrant has received numerous industry awards, including the ICT Best Competitiveness Improvement Award in 2010, the 2010 Frost & Sullivan Award for Customer Value Enhancement, shortlisted for two prestigious IPTV World Series Best Technology Awards in 2008 (Best Mobile TV Technology and Best IPTV Headend and Video Processing Technology), Cable and Satellite International’s Product of the Year Award in 2007 in the category of Best Mobile TV Technology or Service, the 2007 Frost & Sullivan Award for Entrepreneurial Company of the Year

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in the world digital media infrastructure market, and the 2006 Frost & Sullivan Product Innovation Award.

In 2010, ICT awarded the Registrant with the Best Competitiveness Improvement Award, which recognizes a solution (hardware or software) which made a significant contribution to customers’ satisfaction, visibility or revenues and their overall competitiveness. The Registrant was one of four companies to be honored from among 34 entrants.

In 2010, Frost & Sullivan, a leading industry researcher, recognized the Registrant with the 2010 Global Frost & Sullivan Award for Customer Value Enhancement in the Pay TV video encoders market for its products for multi-screen video delivery, strong industry participation and well-established global presence. The award was a result of industry analysts comparing market participants and measuring performance through in-depth interviews, analysis, and extensive secondary research in order to identify best practices in the industry.

In 2008, the Registrant was shortlisted for two prestigious IPTV World Series Best Technology Awards for its mobile TV and IPTV products. The Registrant’s mobile TV solution was nominated in the Best Mobile TV Technology category. The Registrant’s multi-screen solution was nominated in the Best IPTV Headend and Video Processing Technology category.

In 2007, Cable and Satellite International awarded the Registrant with the Product of the Year in the category of “Best Mobile TV Technology or Service.” The Cable and Satellite International Product of the Year Awards are one of the most comprehensive and competitive technology awards anywhere in the world, designed to reward technical and product marketing excellence in the cable, satellite, terrestrial broadcasting and IPTV sectors. In 2007, over 160 entries from more than 80 companies were received. The awards are judged by a panel of experts that includes practicing and former heads of engineering and operations from some of the world’s most important network operators, well-respected consultants and senior industry analysts.

In 2007, Frost & Sullivan awarded the 2007 Frost & Sullivan Award for Entrepreneurial Company of the Year in the world digital media infrastructure market. This award is presented to the company that demonstrates superior entrepreneurial ability in its industry and signifies the company’s identification of a unique and revolutionary product solution with significant market potential. In presenting the award to the Registrant, Frost & Sullivan recognized the Registrant as “the first company to provide MPEG-4 encoding systems for Mobile and Internet video, IPTV, and Broadcast TV applications.”

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In 2006, Frost & Sullivan awarded the Registrant with the 2006 Frost & Sullivan Product Innovation Award for its work in the field of video encoding solutions for mobile television applications and its mobile video encoder. This award was presented at the Frost & Sullivan Excellence in Information & Communication Technologies Awards, which recognized companies and individuals that were predicted to encourage significant growth in their industries, have identified emerging trends before they became the standard in the marketplace, and have created advanced technologies that will catalyze information and communication industries in the near future.

Pioneer in MPEG-4 Technology

The MPEG-4 standard is the most significant standards technology in the Registrant’s industry. The Registrant believes it has made valuable contributions to the ISO/IEC Moving Picture Experts Group, or MPEG, including having several of its employees sit on the governing standards body and by contributing several technologies to the video community that fostered the development of MPEG-4 as an industry standard. As noted above, Frost & Sullivan, a leading industry researcher, recognized the Registrant as “the first company to provide MPEG-4 encoding systems for Mobile and Internet video, IPTV, and Broadcast TV applications.” The Registrant believes these contributions demonstrate its innovation and thought leadership in the video processing and distribution industry.

Third-Party Industry Rankings

The Registrant has been orally advised by Frost & Sullivan that Frost & Sullivan anticipates publicly releasing its 2010 industry rankings (the “2010 Report”) for the markets in which the Registrant competes by the end of May 2011. Based on the information provided by Frost & Sullivan, the Registrant understands that in the 2010 Report the Registrant will be ranked #1 for the multi-screen video encoders market, #2 for the IPTV video encoders market and #4 for the video transcoding market. These rankings are based on the amount of revenue recognized by the Registrant and its competitors in 2010 (using the Registrant’s fiscal 2011 revenue).

If the 2010 Report that is ultimately publicly issued by Frost & Sullivan contains information different than that summarized above, the Registrant will promptly inform the Staff.

Customer Feedback

The Registrant has consistently received feedback from its channel partners and end customers that its software-based solution is a leading technology in the market. For example, consumer demand for multi-screen video technology is rapidly emerging. As this demand grows, the demand for the Registrant’s solutions targeted to address this emerging trend is similarly growing. As demonstrated by the Registrant’s recent significant increase in revenue over the past two fiscal years from $16.3 million in fiscal 2010 to $30.0 million in fiscal 2011, the market recognizes the Registrant’s solution as a leading technology enabling its target customers to meet these rapidly emerging consumer demands.

Conclusion

The Registrant respectfully submits that an objective analysis of comparing the Registrant to its peers results in a determination that the Registrant is a leading performer among these companies. The Registrant’s industry awards, pioneering role in the MPEG-4 standard, third-party industry rankings and customer feedback demonstrate its leadership.

May 17, 2011

The Offering…, page 4

7.	We note your disclosure that 7,420,804 shares of common stock were “issued through the exercise of options by issuances of notes.” Please explain whether these shares of common stock have been issued or have been reserved to cover outstanding options. Please clarify whether the notes related to these shares are still outstanding. In addition, please disclose the terms of the company’s repurchase option, including a discussion of whether the company intends to repurchase these shares in connection with this offering.

Response: The Registrant has revised the disclosure on pages 4, 34 and 36 in response to the Staff’s comment. The Registrant further advises the Staff that the 7,420,804 shares are issued and outstanding from a legal perspective, but have been accounted for by the Registrant as stock options since their exercise with notes was considered to be nonsubstantive under generally accepted accounting principles and are, therefore, not included in stockholders’ equity (deficit). The Registrant believes that it is more appropriate to exclude these shares from the total number of outstanding shares throughout the prospectus, unless otherwise noted in the prospectus, because they are not reflected as outstanding for accounting purposes. Where appropriate, however, the Registrant has included these shares as outstanding and added disclosure informing potential investors of this fact. Please see, for example, the beneficial ownership table on page 104, where these shares are reflected as issued and outstanding.

The shares were issued pursuant to stock purchase rights and common stock purchase agreements entered into between the Registrant and certain employees. These shares were purchased by these employees using promissory notes. No holder of outstanding promissory notes is a current officer or director of the Registrant. For further information about these shares, the Registrant respectfully refers the Staff to Note 8. Stock Option Plan – Stock Purchase Rights and Common Stock Purchase Agreements on page F-23.

Risk Factors, page 7

We rely on system integrators…, page 8

8.	Please disclose the percentage of your revenue generated through sales to your channel partners for the last three years. In addition, to the extent the revenues generated through sales by any individual channel partner are material to your business, please disclose the name of such channel partner.

May 17, 2011

Response: The Registrant has revised the disclosure on page 9 to disclose the percentage of its revenue generated through sales to its channel partners for each of the last three fiscal years. The Registrant did not name individual channel partners who accounted for more than 10% of its revenue in this risk factor because it believes this risk factor discloses the risks associated with selling its solution through channel partners, generally, and not the risk of relying on specific channel partners or individual channel partner concentration. However, the Registrant has added disclosure to the risk factor addressing customer concentration on page 12 to disclose the name of its customers, all of whom are channel partners, who accounted for more than 10% of its revenue in each of the last three fiscal years.

Our customer base is concentrated…, page 11

9.	Please disclose the names of your customers and channel partners that accounted for greater than 10% of your revenue in 2009 or 2010.

Response: The Registrant has revised the disclosure on page 12 in response to the Staff’s comment.

We rely on a single third party to manufacture our products…, page 11

10.	Disclose the name of your single third party manufacturer here and in other places such as page 67. Further, we note that you have no long-term contracts with your manufacturer and it could cease providing products with little or no notice. Please explain the termination provisions or circumstances regarding your relationship with this manufacturer.

Response: The Registrant has revised the disclosure on pages 13 and 70 in response to the Staff’s comment.

If we do not appropriately manage any future growth…, page 18

11.	Please tell us whether you own or operate any data centers. If so, please describe any risks related to such ownership or operations.

Response: The Registrant confirms that it neither owns nor operates any data centers.

There may have been deficiencies in the process we followed…, page 26

12.	We note your disclosure regarding your potential failure to satisfy Delaware law regarding the approval and adoption of certain prior amendments to your Certificate of Incorporation. Please explain to us the facts and circumstances of the prior approvals and adoptions.

May 17, 2011

Response: The Registrant recently discovered that there may have been potential deficiencies in the process by which it had obtained approvals of its charter documents, and in particular the means by which its charter document was approved in connection with its Series D preferred stock financing in 2003 (the “Series D charter”). Delaware law, which is the state in which the Registrant is incorporated, requires a specific ordering of board and stockholder approvals in order for charter amendments to be properly approved. The Registrant’s records from the Series D financing, which occurred nine years ago and among other things effected a 1-for-100 reverse stock split and an automatic conversion into shares of common stock all of the then-outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C1 Preferred Stock and Series C2 Preferred Stock held by any stockholder who did not “pay to play” in the Series D financing, do not provide clear evidence that the ordering process was correctly adhered to in all instances.

There are Delaware court decisions that have emphasized the importance of strict compliance with the board and stockholder approval requirements for charter amendments, and the Delaware courts have concluded in those decisions that non-compliance may result in invalidation of the purported amendments. In the event that one of the Registrant’s stockholders were to prevail in a claim that the Series D charter was invalid, persons listed on the Registrant’s stock ledger as owning shares of its capital stock could have claims against the Registrant for additional or different shares, for monetary damages or both, depending on what shares they hold and when they originally purchased them from the Registrant.

Holders of any shares of common stock traceable to shares of common stock outstanding prior to the filing of the Series D charter could have a claim to a number of shares equal to 100 times the amount currently shown on the Registrant’s stock ledger. This is because the Series D charter effected a 1-for-100 reverse stock split, and if the Series D charter were held to be invalid, then such holders could claim that the reverse stock split never occurred. Similarly, because the Series D charter, in addition to the reverse stock split described above, provided for the automatic conversion into shares of common stock all of the then-outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C1 Preferred Stock or Series C2 Preferred Stock held by investors that did not “pay to play” in the Series D financing, holders of any shares of common stock traceable to such converted preferred shares could have a claim that, were the Series D charter held invalid, such shares of preferred stock were never converted and are still outstanding in an amount equal to 100 times the amount shown on the Registrant’s stock ledger at the time of their conversion. A determination that the Series D charter was invalid also could raise concerns about the validity of the Registrant’s subsequently adopted charters. As a result, holders of any shares of common stock traceable to shares of Series B Preferred Stock, Series C1 Preferred Stock or Series C2 Preferred Stock who did “pay

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to play” in the Series D financing also could have a claim that such preferred shares remain outstanding in an amount equal to 100 times the amount shown on the Registrant’s stock ledger at the time of their later conversion, and holders of any shares of capital stock that were purchased, or are traceable only to shares originally purchased, after the filing of the Series D charter could have contractual or other claims for monetary damages against the Registrant based on the amount paid for such shares.

After discovering this matter, the Registrant consulted with legal counsel regarding the validity of the Series D charter. It is the Registrant’s position and belief, based in part on its consultation with legal counsel, that the Series D charter was validly approved by the board of directors and stockholders at the time, and as a result the corporate actions effected by the filing of the Series D charter, including the 1-for-100 reverse stock split, and the conversion into shares of common stock of any shares of Series A Preferred Stock, Series B Preferred Stock, Series C1 Preferred Stock and Series C2 Preferred Stock held by any stockholder who did not “pay to play” in the Series D financing, validly occurred.

Nevertheless, to address this matter and any other matters that could raise concerns about the Registrant’s current capital structure, the Registrant is currently conducting an exchange offer (the “Exchange Offer”) to provide holders of outstanding shares of capital stock the opportunity to exchange each share of capital stock shown as owned by such holder, together with any claims relating to the original acquisition of such share, or of the shares from which it was converted or reclassified, including claims for additional or different shares of the Registrant’s capital stock and claims for monetary damages (each such share, together with such claims, an “Existing Share”), for one share of the same class and series of capital stock (each, an “Exchange Share”). As part of the consideration for the Exchange Shares issued, each participating holder will be required to agree that, following the exchange, the Exchange Shares will represent their entire equity interest in and to the Registrant (other than unexercised stock options or warrants outstanding as of the date of the closing of the Exchange Offer) and to provide the Registrant a release from any claims that such holder may have relating to such holder’s acquisition of the outstanding shares being tendered or of the shares from which they were converted or reclassified.

The Registrant launched the Exchange Offer on May 2, 2011. The scheduled expiration date of the Exchange Offer is 12:00 pm (noon), U.S. Eastern Time, on May 31, 2011, unless the Registrant terminates, extends or amends the Exchange Offer.

The Registrant advises the Staff that the Exchange Offer is exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the

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“Securities Act”), in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder as a transaction by an issuer not involving any public offering and the qualification requirements of the California Corporate Securities Law of 1968. The Registrant further advises the Staff that the Registrant has thus far conducted, and it intends to continue to conduct, the offer of the Exchange Shares pursuant to the Exchange Offer in compliance with the applicable requirements of Regulation 14E under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

It is the Registrant’s intent to add disclosure to the Registration Statement via a subsequent amendment after the results of the Exchange Offer are known. The Registrant currently anticipates adding disclosure to describe the Exchange Offer and the results of the Exchange Offer as well as to highlight any remaining risks to investors as a result of these facts and circumstances.

Dilution, page 34

13.	Please revise this disclosure to reflect that you intend to effect a reverse stock split prior to effectiveness.

Response: The Registrant has added disclosure on page 37 in response to the Staff’s comment. The Registrant further advises the Staff that it intends to effect its reverse stock split prior to the printing of preliminary prospectuses and that all applicable numbers in the Dilution section will be reflective of the reverse stock split.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

14.	Please clarify how you obtained the “reference MPEG-4 software platform” that was developed at France Telecom. For example, disclose that you purchased this technology from France Telecom or otherwise acquired the rights to the technology. Moreover, please clarify the relationship this technology has to your current software-based platform.

Response: The Registrant has revised its disclosure on page 40 in response to the Staff’s comment.

15.	Tell us why the worldwide license related to the MPEG-4 standards from France Telecom has not been filed as a material agreement.

Response: The Registrant respectfully advises the Staff that the license related to the MPEG-4 software platform from France Telecom was significant at the time the

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Registrant acquired the license, because this platform technology was not available to other developers at that time. The Registrant utilized the technology from this license to form the basis of its early solutions. Since that time, the Registrant has made many proprietary improvements and other changes to its software, and the Registrant’s current solutions no longer depend on the technology from, or the terms of, the license from France Telecom. In addition, the technology licensed to the Registrant under the original agreement with France Telecom became broadly available to the industry when this technology was adopted as the MPEG-4 industry standard. Accordingly, the Registrant does not believe this license to be material to its business and, therefore, has not filed it as a material agreement.

16.	We note your disclosure that revenue has grown from $17.6 million in 2007 to $30.0 million in 2011. However, revenue in 2008, 2009 and 2010 was $14.0 million, $18.6 million and $16.2 million, respectively. Please clarify this disclosure to reflect the significant revenue growth in 2011 as compared to the previous five fiscal years.

Response: The Registrant has revised the disclosure on page 41 in response to the Staff’s comment.

17.	Your discussion should include disclosure of currently known trends, events and uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations. You should also quantify the expected effects of any known material trends on your future results to the extent possible. For example, we note that there was a significant increase in revenue in 2011 as a result of an increase in sales due primarily to increased consumer demand and growth in the North American telecommunications and cable services market. Consider the extent to which there will be continuing revenue generated from consumer demand and market growth. In addition, please disclose any non-recurring sales or projects that contributed materially to your revenue in 2011. Moreover, we note on page 52, “Cost of Revenue and Gross Margins,” you refer to the impact of increased sales in markets that typically have higher average sale prices. Please disclose the names of these markets and your expectations for future sales there. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section 111.B.3 of SEC Release 33-8350.

Response: The Registrant has revised the disclosure on page 53 to disclose its current expectation of the continued impact of consumer demand on the Registrant’s future revenue. The Registrant is not currently aware of any trends or events relating to the Registrant’s growth in the North American telecommunications and cable market that will impact its future revenue. The Registrant further advises the Staff that it believes it has identified all currently known trends, events and uncertainties

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that are reasonably expected to have a material impact on its liquidity, capital resources and results of operations. The Registrant respectfully refers the Staff to pages 43 and 54 for further examples of disclosure relating to known trends, events and uncertainties, such as statements relating to its future operating expenses, its use of substantial resources in the future for research and development, planned investments in sales and marketing, including increasing the number of its sales personnel worldwide, statements relating to an increase in general and administrative expenses following the offering and its expectations as to the principal factors that will impact future cash flows from operating activities.

The Registrant confirms that it did not have any non-recurring sales or projects that contributed materially to its revenue in 2011.

The Registrant has added disclosure to page 42 under the section entitled Factors Affecting Our Results of Operations to identify the geographic market in which the Registrant typically experiences lower average sales prices and to disclose the Registrant’s expectation of how geographic mix may impact gross margin in the future. The Registrant believes it is more appropriate to add disclosure in this section, rather than in the Results of Operations section, because this is a factor that could impact multiple periods and is cited in the Registrant’s analysis in both of the annual period comparison discussions contained in the Results of Operations.

Research and Development Expenses, page 52

18.	Please clarify whether you have ever received a refund related to the French research tax credit.

Response: The Registrant has added disclosure on page 56 in response to the Staff’s comment.

Liquidity and Capital Resources, page 53

19.	We note you statement that you believe that your existing cash and cash equivalents will be sufficient to fund your operations for the next 12 months. However, in the same paragraph, you disclose that you plan to “continue to finance operations will a combination of equity issuances, debt arrangements and cash provided by operations.” Please reconcile.

Response: The Registrant has revised its disclosure on page 56 in response to the Staff’s comments.

Cash Flows from Operating Activities, page 54

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20.	In the second paragraph, please provide your aggregate net operating assets in 2011.

Response: The Registrant has added disclosure on page 57 in response to the Staff’s comment.

21.	The disclosures in this section do not appear to address changes in your balance sheet that materially affected your operating cash flows. For example, we note material, changes in accounts receivable, deferred inventory costs, accounts payable and deferred revenue and the reasons for such fluctuations are not evident from your disclosures. Tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows. In addition, confirm that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Response: The Registrant has revised its disclosure on page 57 in response to the Staff’s comment. The Registrant confirms that its liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity.

Business, page 57

22.	Please clarify the relationship between the software and hardware components of your products. For example, please specify whether you provide your customers with servers pre-loaded with your software.

Response: The Registrant has revised its disclosure on page 60 in response to the Staff’s comment.

Intellectual Property, page 68

23.	Please provide additional information regarding all of your patent, trademark and copyrights, including any applications for such intellectual property protection. Please provide the jurisdiction, term and name of all material patents and patent applications.

Response: The Registrant has revised the disclosure on pages 71 and 72 in response to the Staff’s comment. The Registrant did not add disclosure for any applications to protect intellectual property, because it believes there would not be a material adverse effect on its business if any current applications were ultimately not granted.

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Directors, page 71

24.	Please provide the dates Mr. Spreng served on the board of directors of Compellent Technologies, Inc.

Response: The Registrant has added disclosure to page 74 in response to the Staff’s comment.

Compensation Discussion and Analysis, page 76

25.	Please provide us with a detailed analysis as to how disclosure of your financial performance targets would cause you competitive harm. See Instruction 4 to Regulation S-K Item 402(b).

Response: The Registrant has revised its disclosure on page 83 to disclose the financial performance targets in the fiscal 2011 cash bonus incentive plan.

Outstanding Equity Awards and Fiscal Year-End, page 83

26.	Please disclose the vesting commencement date for each option grant.

Response: The Registrant has revised the disclosure on page 86 in response to the Staff’s comment.

Potential Payment Upon Termination or Change of Control, page 88

27.	Please specify the amounts your named executive officers would receive if they were terminated not in connection with a change of control.

Response: The Registrant has revised the disclosure on pages 91 and 92 in response to the Staff’s comment.

Convertible Note financing, page 99

28.	We note you state that your current investors converted $8.9 million in notes and $0.2 million in interest into 467,628 shares of Series G1 convertible preferred stock and 4,640,677 shares of Series G2 convertible preferred stock. Later in the paragraph, however, you disclose that certain investors converted $8.2 million in notes into 467,628 shares of Series G1 convertible preferred stock and 6,185,614 (emphasis added) shares of Series G2 convertible preferred stock. Please reconcile.

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Response: The Registrant has revised the disclosure on pages 101 and 102 in response to the Staff’s comment.

Principal Stockholders, page 102

29.	Please disclose the names of the natural persons that exercise voting or dispositive power over the shares held by HarbourVest International Private Equity Partners V-Direct Fund L.P.

Response: The Registrant has revised the disclosure on page 105 in response to the Staff’s comment.

Consolidated Financial Statements for the years ending January 31, 2010 and 2011

Note I Organization, Basis of Presentation and Summary of Significant Accounting Policies Revenue Recognition, page F-9

30.	We note that the Company has entered into agreements with “channel partners” that produce a share of its revenues and that the agreements are “generally consistent” with the Company’s standard sales terms. Please explain how these channel partner agreements deviate from the standard sales terms and how the Company controls the revenue recognition process for deviations from the standard sales terms.

Response: The Registrant advises the Staff that the deviations from its standard sales terms are limited and primarily pertain to the purchase price of products. However, for one channel partner, the master agreement provides that a gold level of support will be provided for one year on all purchases. The Registrant accounts for the support as a separate element of the sales arrangement, which is consistent with its accounting for support agreements that it sells to other customers where it has established vendor specific objective evidence of fair value. The Registrant also provides technical support for one channel partner for equipment in training or demonstration labs; however, such costs are considered to be pre-sale support and accordingly have no impact on revenue. There are a few other instances where channel partner agreements provide for deviations in standard sales terms; however, those deviations have no impact on revenue recognition. The Registrant further advises the Staff that all revenue arrangements with channel partners are evaluated by its finance group for any terms that are not consistent with the master agreements and/or are not consistent with its standard sales terms. The Registrant’s internal controls related to revenue recognition include having the controller evaluate all sales arrangements and determining the proper accounting for arrangements that have terms

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that were not consistent with its standard terms or the master agreement with the channel partner.

Additionally, the Registrant has revised the disclosure on page F-10 to delete the term “generally” as the deviations from its standard sales terms are limited.

31.	Furthermore, please disclose how the channel partners are compensated, amounts expensed, if material, and how the Company accounts for their compensation.

Response: The Registrant advises the Staff that channel partners are compensated by their markup on reselling the products to the channel partners’ end customer; the Registrant’s channel partners do not hold the Registrant’s inventory; and the end customer of the channel partners are identified at the time the Registrant makes its sale to its channel partners. In very limited instances, the channel partners have acted as the Registrant’s sales agents; however, any commissions paid and recorded under those arrangements have been immaterial. As a result, the Registrant respectfully advises the Staff that it did not add disclosure to the Registration Statement.

Note 9 Share Based Payments, page F-22

32.	To further clarify information provided in the MD&A, in the next amendment revise the notes to disclose the following information for stock options granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:

•	Whether the valuation used to determine the fair value of the stock options was contemporaneous or retrospective; and

•	Whether you used a valuation specialist and if the valuation specialist was a related party, a statement indicating that fact.

In addition, please revise MD&A to disclose the following:

•	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price; and

•	If management chose not to use a contemporaneous valuation by an unrelated valuation specialist, disclose the reasons why.

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Response: The Registrant has revised the disclosure on pages F-24 and F-25 in response to the first two bullet points contained in the Staff’s comment.

In response to the third bullet point contained in the Staff’s comment, the Registrant advises the Staff that it has not yet received a formal proposed initial public offering (“IPO”) price range from its lead underwriter. The lead underwriter is continuing to develop a valuation model in consultation with its research analyst and, at this time, the lead underwriter is not in a position to provide the Registrant with a formal proposed IPO price range.

The Registrant has prepared its own preliminary valuation model to derive an estimated IPO price range. This model is based on current market information and may change in the future as a result of a change in market conditions or other variables, such as unanticipated changes in the Registrant’s business or results of operations. Based on its own valuation model, which takes into account an analysis that the Registrant believes is typically applied by underwriters for an IPO, the Registrant currently anticipates that its estimated IPO price range will be between $1.00 and $1.20 per share. The Registrant currently anticipates that it will effect a reverse stock split of 1-for-10 prior to making any offers to investors to purchase shares in the IPO.

The Registrant’s estimated price range for the IPO was determined without reference to any specific valuation methodology although it is based on a market approach similar to the market approach in the IPO scenarios in the probability weighted expected return method (the “PWERM”) analysis utilized in previous valuations performed by the independent valuation specialist retained by the Registrant and adopted by the Registrant’s Board of Directors (the “Board”).

The Registrant respectfully advises the Staff that it has not added disclosure to the Registration Statement in response to the third bullet in the Staff’s comment, because the preliminary estimated IPO price range provided above is derived solely by the Registrant and was neither provided nor accepted by the underwriters. At such time as the Registrant agrees with the underwriters on a preliminary price range for the IPO, the Registrant intends to add disclosure to the Registration Statement in response to the third bullet to disclose the significant factors contributing to the difference between the fair value as of April 8, 2011 and the midpoint of the estimated IPO price range.

In regards to the increase in the fair value of the underlying common stock through the grant of stock-based awards on April 8, 2011, which is the last award grant

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through the date of filing of Amendment No. 1, the Registrant notes the following information regarding stock option grants to its employees since February 1, 2010:

Grant Date	Number of Options Granted	Exercise Price	Fair Value Per Share of Common Stock	Aggregate Grant Date Fair Value
February 22, 2010	40,000	$0.03	$0.03	$1,000
September 9, 2010	30,000	0.03	0.13	3,000
October 28, 2010	55,000	0.03	0.22	9,000
December 8, 2010	21,274,794	0.03	0.30	5,799,000
April 8, 2011	3,365,000	0.51	0.51	966,000

As can be seen in the above table, the fair value of the common increased from $0.03 per share for the February 22, 2010 grant to $0.51 per share for the April 8, 2011 grant. However, the Registrant supplementally advises the Staff that the fair value of the underlying common stock for the grants on September 9, October 28 and December 8, 2010 were determined on a retrospective basis with the benefit of hindsight for accounting purposes only. This was because, at the time of establishing the fair value of the Registrant’s common stock to determine an exercise price for options granted in fiscal 2011, the Board evaluated all of the available information material to the valuation of its business and did not believe an increase in fair value was justified or that there was any strong evidence that the prior fair value of $0.03 per share was not still appropriate. Therefore, the Board did not obtain contemporaneous third-party valuations for all options granted or modified in fiscal 2011. Instead, the Board originally estimated the fair value to be $0.03 per share which was consistent with the valuation of common stock determined by a retrospective valuation as of January 31, 2010 prepared by an unrelated third-party valuation specialist taking into account certain recapitalization events that occurred through July 2010. This retrospective valuation prepared by an unrelated valuation specialist was one of the factors taken into account by the Board in establishing the original fair value of $0.03 per share at the time of grants in September, October and December 2010. The Board evaluated other factors at the time of each grant, including developments in the Registrant’s business, the Registrant’s financial position (including the value of its assets and present value of anticipated future cash flows), discussions between the Registrant and potential new investors, industry information such as market size and growth and macroeconomic conditions. For example, in October and November 2010, the Registrant had approached 14 potential new investors seeking additional funding. Of these investors, only two investors proposed investing at a price that was the same price at which the Registrant had sold preferred stock in July 2010, one investor proposed a lower price than the July 2010 price and all other eleven investors declined to participate at any price. In addition, at the time of originally setting the fair value in September, October and December 2010, the Board was not contemplating an initial public offering. After taking into

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account all of these factors and how they relate to the business as a private enterprise on a go-forward basis, and other considerations, the Board determined in good faith that no change was necessary to the fair value of the common stock at the time of each respective grant date in fiscal 2011.

As noted above, however, the fair value was subsequently revisited, with the benefit of hindsight, for accounting purposes and reassessed so that the fair value of the underlying common stock used to calculate the related stock-based compensation expense for the options granted in September, October and December 2010 was ultimately $0.13, $0.22 and $0.30 per share, respectively. The Registrant did not utilize independent retrospective valuations to reassess these fair values, because the Registrant did not believe that there was a single event or series of events that would result in a significant increase in the fair value of common stock during the period between September and December 8, 2010. In this context, the Registrant noted material developments that occurred after December 8, 2010, which it believes are informative to an understanding of why the fair value increased from December 8, 2010 to April 2011, including the following:

•

Primarily, the increase was a result of the Registrant’s progress towards an IPO, including expanded discussions with investment bankers in February and March 2011 and an organizational meeting that was held in March 10, 2011. The impact of the IPO progress was mostly noted in the change in valuation methodologies (i.e., change from the option pricing method (the “OPM”) to PWERM) and other assumption and projection changes. The change from OPM to PWERM, however, was significant for the Registrant’s determination of fair value, as would generally be expected; as such a change generally increases valuations because there tends to be higher prices allocated to IPO scenarios than to remaining as a standalone private company and other scenarios. This is primarily because non-IPO scenarios allocate a large portion of the equity value to the convertible preferred stock to incorporate higher aggregate liquidation preferences. In the IPO scenarios however, the equity value is allocated pro rata among the shares of common stock and each series of convertible preferred stock, which causes the common stock to have a higher relative value per share than under the non-IPO scenario. In addition, in the April 2011 valuation, the Board assigned a 45% probability to the possibility of an IPO. Given that the Registrant had already held discussions with investment bankers and started preparation for an IPO in April 2011, a 45% probability was determined to be reasonable.

•	The increase was also attributable to business developments during the period between December 8, 2010 and April 8, 2011. Specifically, although the

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Registrant was obtaining bookings of new business during the third quarter ended October 31, 2010 and the first part of the fourth quarter ended January 31, 2011 which was meeting the current expectations at that time, the Registrant’s bookings were not exceeding expectations as of the December 8, 2010 Board meeting. In fact, at that time, there remained a high degree of uncertainty that the Registrant would be able to meet its bookings and revenue plan for fiscal 2011. In addition, the Registrant’s operating expenses during this same timeframe were higher than anticipated and, as a result, its net income (loss) was below management’s expectations. However following the December Board meeting, the Registrant’s results began to vastly exceed expectations in terms of bookings, cash and revenue. The Registrant also increased its projections and forecast for fiscal 2012. In addition, in light of its significantly improved cash position due to better than anticipated collections in late fiscal 2011, the Registrant determined it did not need to sell additional equity securities to continue to fund operations, which meant it would avoid a potentially further dilutive event to the common stock.

•

The increase was also due to the change in guideline companies determined to be publicly traded peers. For the April 2011 valuation, the Board added 12 guideline companies to the analysis based on discussions with management and investment bankers regarding the prospects of an IPO. The Registrant did not remove any of the comparable companies used in the January 2010 valuation, but the addition of these new companies was significant. Specifically, EV/Forecast EBITDA was increased from 5.92x used in the January 2010 valuation to between 7.4x and 16.04x (depending on the scenario). In addition, EV/Forecasted Revenue increased from 0.69x to between 1.01x and 4.41x. These increases were expected and not unreasonable given that the Registrant was then progressing toward an IPO which would generally necessitate higher multiples than would a private company valuation.

•

The increase was also partially attributable to a decrease in the WACC from 32.5% for the January 2010 valuation compared to 24.3% for the April 2011 valuation. The decrease was due to lower assessed risk with the projections determined by the Board as they believed that they had a better view of expectations for the Registrant’s projections in April 2011 compared to January 2010. Specifically, the Registrant had deferred revenue of approximately $12.1 million as of January 31, 2011, which included $7.5 million that was expected to be recognized early in fiscal 2012 as the product had been shipped but the related revenue had been deferred in accordance with revenue recognition guidance. In addition, there was a relatively good volume

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of purchase orders that had been received by the end of fiscal 2011 in which the product had not yet been shipped.

As noted above, in view of the significant increase between the fair value of $0.51 per share determined in the contemporaneous valuation prepared as of April 6, 2011 by an unrelated valuation specialist and the Board’s adoption of $0.51 per share as fair value as of that date, compared to $0.03 per share on December 8, 2010, the Registrant believed it was appropriate to reassess the fair value of common stock for grants made in fiscal 2011 for accounting purposes. However, the Registrant believes there was not a significant event or series of events that would have significantly impacted the fair values of the common stock in September, October and December 2010. The Registrant also believes that the primary reasons for the increase in fair value between December 8, 2010 and April 8, 2011 were the changes to valuation methodology and assumptions. Accordingly, without any concrete events or information it could point to that would lead to such an increase in fair value for this timeframe, the Registrant applied a straight-line method to retrospectively increase the fair value of its common stock during this period for purposes of calculating its stock-based compensation expense.

The sharp increase in the Registrant’s business that began to occur in late December 2010 has continued in the first quarter of fiscal 2012, and when combined with a shift in valuation methodology and assumptions and continued improvements in capital markets and the U.S. economy, the Registrant believes the increase in fair value from $0.51 in early April to a preliminary estimated IPO price range of $1.00 to $1.20 per share is reasonable.

As disclosed in the Registration Statement, the Board determined the fair value of the common stock in 2010 and in April 2011, in part by using contemporaneous and retrospective valuations based on the market approach and the income approach to estimate the aggregate enterprise value at each valuation date.

In valuing the Registrant’s common stock, the equity value of the business was determined by taking a weighted combination of the value indications under two valuation approaches, an income approach and a market approach. The income approach estimates the present value of future estimated cash flows, based upon forecasted revenue and costs. These future cash flows are discounted to their present values using a discount rate which is derived from an analysis of the cost of capital of comparable publicly traded companies in the same industry or similar lines of business as of each valuation date and is adjusted to reflect the risks inherent in the projected cash flows. The market approach estimates the fair value of a company by applying market multiples of comparable publicly traded companies in the same

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industry or similar lines of business which are based on key metrics implied by the enterprise values or acquisition values of the comparable publicly traded companies.

This approach, which is discussed more specifically on pages 46-49 under the caption “Stock-Based Compensation” in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” is consistent with the methods outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The estimated price range for the IPO, on the other hand, has been determined without reference to any specific valuation methodology although it is based on a market approach similar to that discussed above. A significant driver of the estimated price range is the recent performance and valuation of companies that the Registrant expects will be viewed by potential investors as comparable to the Registrant. The Registrant believes this type of valuation technique is commonly applied by underwriters in establishing preliminary IPO price ranges, and accordingly, the Registrant applied this methodology in deriving its own estimated IPO price range.

Furthermore, by definition, the estimated price range for the IPO includes updated assumptions for the successful completion of a single liquidity event, an initial public offering. As a result, prior assumptions related to the liquidation and merger events and the non-marketability discount, all of which had a depressing effect on the estimate of the fair value of the Registrant’s common stock in the valuations discussed above, did not factor into the Registrant’s IPO price range analysis.

The Registrant has revised the disclosure on pages 47 and 48 in response to the fourth bullet contained in the Staff’s comment.

* * *

The Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any additional information. Please contact the undersigned at (650) 233-4754. You may also direct any further comments via facsimile at (650) 233-4545.

Very truly yours,

/s/ James J. Masetti

James J. Masetti

cc:	Envivio, Inc.

Julien Signes

Paul, Hastings, Janofsky & Walker LLP

Jeffrey T. Hartlin, Esq.

Pillsbury Winthrop Shaw Pittman, LLP

Jorge del Calvo, Esq.

Greg Pickrell, Esq.